FILE NO. 82-34962

RECEIVED

2007 JUN 11 A 8:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Voting Rights and Capital
Released	13:36 31-May-07
Number	5370X

SUPPL

Micro Focus International plc

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Micro Focus International plc's capital consists of 200,071,024 ordinary shares with voting rights.

Therefore, the total number of voting rights in Micro Focus International plc is 200,071,024.

The above figure (200,071,024) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Micro Focus International plc under the FSA's Disclosure and Transparency Rules.

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07024343

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

dw 6/12

FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director Declaration
Released	15:38 15-May-07
Number	6445W

Tuesday 15 May 2007

Micro Focus International plc

Chairman of Micro Focus International plc appointed
Non-Executive Director of Farnham Castle

Micro Focus International plc announces today that Kevin Loosemore, Chairman and non-executive director of the Company, has, with effect from 16 March 2007, been appointed as a non-executive director of Farnham Castle, a private company limited by guarantee.

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